FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 2011

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2012	By:	/s/ SHINJI IWAI
Shinji Iwai
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2011 (U.S. GAAP)

Date:	February 1, 2012
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2011		2010
	(Millions of yen, except per share data)
		% Change from December 31, 2010		% Change from December 31, 2009
Total revenue	1,286,358	26.1%	1,020,468	(1.9%)
Net revenue	1,036,891	24.7%	831,314	(4.8%)
Income before income taxes	24,199	(56.7%)	55,842	(27.2%)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(10,499)	—%	16,762	(66.0%)
Comprehensive income (loss)	(43,696)	—%	(23,710)	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(2.89)		4.61
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(2.89)		4.59
Return on shareholders’ equity – annualized	(0.7%)		1.1%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At December 31	At March 31
	2011	2011
	(Millions of yen, except per share data)
Total assets	33,494,863	36,692,990
Total equity	2,347,610	2,091,636
Total NHI shareholders’ equity	2,061,475	2,082,754
Total NHI shareholders’ equity as a percentage of total assets	6.2%	5.7%
Total NHI shareholders’ equity per share (Yen)	562.83	578.40

2. Cash dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	—
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period: None
2.	Fiscal year 2012 Q4 dividend amount is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2012”.

3. Earnings forecasts for the year ending March 31, 2012

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Others    For details, please refer to page 5 “2. Others of Summary Information” of the accompanying materials.

(1) Changes in significant subsidiaries during the period: Yes

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number of consolidation       Inclusion    1    (Nomura Real Estate Holdings, Inc.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes due to amendments to the accounting standards: None
b)	Changes due to other than a): None

(4) Number of shares issued (common stock)

	At December 31	At March 31
	2011	2011
Number of shares outstanding (including treasury stock)	3,822,562,601	3,719,133,241
Number of treasury stock	159,858,267	118,246,309

	For the nine months ended December 31
	2011	2010
Average number of shares outstanding (year-to-date)	3,637,598,549	3,635,924,875

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended December 31, 2011, an English translation of which Nomura plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others of Summary Information	P.5

(1) Changes in Significant Subsidiaries During the Period	P.5
(2) Adoption of the Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Policies	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Operations	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Changes in Tax Laws	P.14
(4) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.15
(5) Other	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	1,036.9	831.3	24.7
Non-interest expenses	1,012.7	775.5	30.6

Income (loss) before income taxes	24.2	55.8	(56.7)
Income tax expense	25.9	37.6	(31.2)

Net income (loss)	(1.7)	18.3	—

Less: Net income (loss) attributable to noncontrolling interests	8.8	1.5	489.7

Net income (loss) attributable to NHI shareholders	(10.5)	16.8	—

Return on shareholders’ equity * – annualized	(0.7%)	1.1%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,036.9 billion yen for the nine months ended December 31, 2011, an increase of 24.7% from the same period in the prior year. Non-interest expenses increased by 30.6% from the same period in the prior year to 1,012.7 billion yen. Income before income taxes was 24.2 billion yen and Net loss attributable to NHI shareholders was 10.5 billion yen for the nine months ended December 31, 2011.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	1,043.0	845.2	23.4
Non-interest expenses	1,012.7	775.5	30.6

Income (loss) before income taxes	30.3	69.7	(56.5)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2011 was 1,043.0 billion yen, an increase of 23.4% from the same period in the prior year. Non-interest expenses increased by 30.6% from the same period in the prior year to 1,012.7 billion yen. Income before income taxes was 30.3 billion yen for the nine months ended December 31, 2011. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	257.9	296.2	(12.9)
Non-interest expenses	215.0	212.7	1.1

Income (loss) before income taxes	42.8	83.5	(48.7)

Net revenue decreased by 12.9% from the same period in the prior year to 257.9 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 1.1% to 215.0 billion yen. As a result, Income before income taxes decreased by 48.7% to 42.8 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	50.1	49.2	1.7
Non-interest expenses	33.7	35.5	(5.1)

Income (loss) before income taxes	16.4	13.7	19.4

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased by 1.7% from the same period in the prior year to 50.1 billion yen. Non-interest expenses decreased by 5.1% to 33.7 billion yen. As a result, Income before income taxes increased by 19.4% to 16.4 billion yen. Assets under management were 22.6 trillion yen at the end of December 2011.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	396.7	444.2	(10.7)
Non-interest expenses	446.8	466.9	(4.3)

Income (loss) before income taxes	(50.1)	(22.7)	—

Net revenue decreased by 10.7% from the same period in the prior year to 396.7 billion yen, due primarily to decreasing net gain on trading. Non-interest expenses decreased by 4.3% to 446.8 billion yen. As a result, loss before income taxes was 50.1 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	338.3	55.5	509.0
Non-interest expenses	317.1	60.4	425.1

Income (loss) before income taxes	21.2	(4.9)	—

Net revenue was 338.3 billion yen. Income before income taxes was 21.2 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2011, were 33.5 trillion yen, a decrease of 3.2 trillion yen compared to March 31, 2011, mainly due to the decrease in Trading assets, Securities purchased under agreements to resell and Securities borrowed. Total liabilities as of December 31, 2011 were 31.1 trillion yen, a decrease of 3.5 trillion yen compared to March 31, 2011, mainly due to the decrease in Trading liabilities and Securities sold under agreements to repurchase. Total equity as of December 31, 2011 was 2.3 trillion yen, an increase of 256.0 billion yen compared to March 31, 2011.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others of Summary Information

(1)	Changes in Significant Subsidiaries During the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

(2)	Adoption of the Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted. These non-trading securities are included in Other assets – Non-trading debt securities and Other assets – Other in the quarterly consolidated balance sheets.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2011) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2011) for the year ended March 31, 2011.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	December 31, 2011	March 31, 2011	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,014,576	1,620,340	(605,764)
Time deposits	450,566	339,419	111,147
Deposits with stock exchanges and other segregated cash	304,405	190,694	113,711

Total cash and cash deposits	1,769,547	2,150,453	(380,906)

Loans and receivables:
Loans receivable	1,072,128	1,271,284	(199,156)
Receivables from customers	58,168	32,772	25,396
Receivables from other than customers	1,422,340	928,626	493,714
Allowance for doubtful accounts	(4,878)	(4,860)	(18)

Total loans and receivables	2,547,758	2,227,822	319,936

Collateralized agreements:
Securities purchased under agreements to resell	8,444,396	9,558,617	(1,114,221)
Securities borrowed	4,160,002	5,597,701	(1,437,699)

Total collateralized agreements	12,604,398	15,156,318	(2,551,920)

Trading assets and private equity investments:
Trading assets*	12,597,327	14,952,511	(2,355,184)
Private equity investments	275,041	289,420	(14,379)

Total trading assets and private equity investments	12,872,368	15,241,931	(2,369,563)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥352,876 million at December 31, 2011 and ¥300,075 million at March 31, 2011)	1,054,560	392,036	662,524
Non-trading debt securities*	836,243	591,797	244,446
Investments in equity securities*	78,304	91,035	(12,731)
Investments in and advances to affiliated companies*	194,082	273,105	(79,023)
Other	1,537,603	568,493	969,110

Total other assets	3,700,792	1,916,466	1,784,326

Total assets	33,494,863	36,692,990	(3,198,127)

*	Including securities pledged as collateral

	Millions of yen
	December 31, 2011	March 31, 2011	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,306,820	1,167,077	139,743
Payables and deposits:
Payables to customers	730,871	880,429	(149,558)
Payables to other than customers	386,581	410,679	(24,098)
Deposits received at banks	831,295	812,500	18,795

Total payables and deposits	1,948,747	2,103,608	(154,861)

Collateralized financing:
Securities sold under agreements to repurchase	9,718,341	10,813,797	(1,095,456)
Securities loaned	1,183,274	1,710,191	(526,917)
Other secured borrowings	994,214	1,162,450	(168,236)

Total collateralized financing	11,895,829	13,686,438	(1,790,609)

Trading liabilities	6,223,277	8,688,998	(2,465,721)
Other liabilities	1,131,515	552,316	579,199
Long-term borrowings	8,641,065	8,402,917	238,148

Total liabilities	31,147,253	34,601,354	(3,454,101)

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares at December 31, 2011 and 3,719,133,241 shares at March 31, 2011
Outstanding - 3,662,704,334 shares at December 31, 2011 and 3,600,886,932 shares at March 31, 2011	594,493	594,493	—
Additional paid-in capital	693,202	646,315	46,887
Retained earnings	1,044,190	1,069,334	(25,144)
Accumulated other comprehensive income (loss)	(170,138)	(129,696)	(40,442)

Total NHI shareholders’ equity before treasury stock	2,161,747	2,180,446	(18,699)
Common stock held in treasury, at cost -
159,858,267 shares at December 31, 2011 and
118,246,309 shares at March 31, 2011	(100,272)	(97,692)	(2,580)

Total NHI shareholders’ equity	2,061,475	2,082,754	(21,279)

Noncontrolling interests	286,135	8,882	277,253

Total equity	2,347,610	2,091,636	255,974

Total liabilities and equity	33,494,863	36,692,990	(3,198,127)

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2011 (A)	December 31, 2010 (B)	(A-B)/(B)
Revenue:
Commissions	256,689	301,639	(14.9)
Fees from investment banking	44,835	79,232	(43.4)
Asset management and portfolio service fees	109,165	105,685	3.3
Net gain on trading	173,631	267,840	(35.2)
Gain (loss) on private equity investments	26,286	(4,295)	—
Interest and dividends	343,442	252,597	36.0
Gain (loss) on investments in equity securities	(5,919)	(13,922)	—
Other	338,229	31,692	967.2

Total revenue	1,286,358	1,020,468	26.1
Interest expense	249,467	189,154	31.9

Net revenue	1,036,891	831,314	24.7

Non-interest expenses:
Compensation and benefits	406,659	391,912	3.8
Commissions and floor brokerage	69,518	69,051	0.7
Information processing and communications	133,488	135,124	(1.2)
Occupancy and related depreciation	73,247	66,104	10.8
Business development expenses	34,391	21,368	60.9
Other	295,389	91,913	221.4

Total non-interest expenses	1,012,692	775,472	30.6

Income before income taxes	24,199	55,842	(56.7)
Income tax expense	25,870	37,583	(31.2)

Net income (loss)	(1,671)	18,259	—

Less: Net income attributable to noncontrolling interests	8,828	1,497	489.7

Net income (loss) attributable to NHI shareholders	(10,499)	16,762	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(2.89)	4.61	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(2.89)	4.59	—

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2011 (A)	December 31, 2010 (B)	(A-B)/(B)
Net income (loss)	(1,671)	18,259	—
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(41,426)	(44,046)	—
Defined benefit pension plans:
Pension liability adjustment	1,263	3,525	(64.2)
Deferred income taxes	(643)	(1,448)	—

Total	620	2,077	(70.1)

Non-trading securities:
Unrealized gain (loss) on non-trading securities	(1,219)	—	—
Deferred income taxes	—	—	—

Total	(1,219)	—	—

Total other comprehensive income (loss)	(42,025)	(41,969)	—

Comprehensive income (loss)	(43,696)	(23,710)	—
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	7,245	(391)	—

Comprehensive income (loss) attributable to NHI shareholders	(50,941)	(23,319)	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2011 (A)	December 31, 2010 (B)	(A-B)/(B)
Net revenue

Business segment information:
Retail	257,882	296,194	(12.9)
Asset Management	50,095	49,237	1.7
Wholesale	396,727	444,188	(10.7)

Subtotal	704,704	789,619	(10.8)
Other	338,288	55,545	509.0

Net revenue	1,042,992	845,164	23.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	(13,850)	—

Net revenue	1,036,891	831,314	24.7

Non-interest expenses

Business segment information:
Retail	215,040	212,673	1.1
Asset Management	33,693	35,495	(5.1)
Wholesale	446,839	466,908	(4.3)

Subtotal	695,572	715,076	(2.7)
Other	317,120	60,396	425.1

Non-interest expenses	1,012,692	775,472	30.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,012,692	775,472	30.6

Income (loss) before income taxes

Business segment information:
Retail	42,842	83,521	(48.7)
Asset Management	16,402	13,742	19.4
Wholesale	(50,112)	(22,720)	—

Subtotal	9,132	74,543	(87.7)
Other*	21,168	(4,851)	—

Income (loss) before income taxes	30,300	69,692	(56.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	(13,850)	—

Income (loss) before income taxes	24,199	55,842	(56.7)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net gain (loss) related to economic hedging transactions	10,453	4,377	138.8
Realized gain (loss) on investments in equity securities held for operating purposes	182	(72)	—
Equity in earnings of affiliates	6,746	3,736	80.6
Corporate items	(24,511)	(12,642)	—
Others	28,298	(250)	—

Total	21,168	(4,851)	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2011
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	646,315
Issuance of common stock	30,356
Gain on sales of treasury stock	273
Issuance and exercise of common stock options	14,343
Purchase / sale (disposition) of subsidiary shares	1,915

Balance at end of period	693,202

Retained earnings
Balance at beginning of year	1,069,334
Net income (loss) attributable to NHI shareholders	(10,499)
Cash dividends	(14,645)

Balance at end of period	1,044,190

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)
Net change during the period	(40,142)

Balance at end of period	(137,568)

Defined benefit pension plans
Balance at beginning of year	(32,270)
Pension liability adjustment	620

Balance at end of period	(31,650)

Non-trading securities
Balance at beginning of year	—
Unrealized gain (loss) on non-trading securities	(920)

Balance at end of period	(920)

Balance at end of period	(170,138)

Common stock held in treasury
Balance at beginning of year	(97,692)
Repurchases of common stock	(8,943)
Sale of common stock	1
Common stock issued to employees	6,206
Other net change in treasury stock	156

Balance at end of period	(100,272)

Total NHI shareholders’ equity

Balance at end of period	2,061,475

Noncontrolling interests
Balance at beginning of year	8,882
Net change during the period	277,253

Balance at end of period	286,135

Total equity

Balance at end of period	2,347,610

4.	Supplementary Information

(1)	Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011 (A)	December 31, 2011 (B)	(B-A)/(A)	For the year ended March 31, 2011
Revenue:
Commissions	118,078	83,520	100,041	103,824	96,780	85,926	73,983	(13.9)	405,463
Fees from investment banking	20,366	24,892	33,974	27,773	13,770	13,819	17,246	24.8	107,005
Asset management and portfolio service fees	34,854	33,712	37,119	38,254	39,055	36,712	33,398	(9.0)	143,939
Net gain on trading	59,969	102,993	104,878	68,663	67,500	25,984	80,147	208.4	336,503
Gain (loss) on private equity investments	(946)	(963)	(2,386)	23,587	(5,950)	(2,315)	34,551	—	19,292
Interest and dividends	75,757	69,960	106,880	93,506	133,087	107,288	103,067	(3.9)	346,103
Gain (loss) on investments in equity securities	(10,343)	(5,685)	2,106	(2,755)	(597)	(2,544)	(2,778)	—	(16,677)
Other	16,281	11,989	3,422	12,172	83,365	112,977	141,887	25.6	43,864

Total revenue	314,016	320,418	386,034	365,024	427,010	377,847	481,501	27.4	1,385,492
Interest expense	54,192	44,795	90,167	65,640	96,645	76,258	76,564	0.4	254,794

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	404,937	34.3	1,130,698

Non-interest expenses:
Compensation and benefits	122,087	126,694	143,131	127,081	136,307	142,569	127,783	(10.4)	518,993
Commissions and floor brokerage	23,681	21,357	24,013	23,037	24,058	22,939	22,521	(1.8)	92,088
Information processing and communications	44,253	46,662	44,209	47,794	43,547	43,544	46,397	6.6	182,918
Occupancy and related depreciation	22,511	23,086	20,507	21,739	20,692	26,371	26,184	(0.7)	87,843
Business development expenses	7,159	6,780	7,429	8,785	9,335	12,333	12,723	3.2	30,153
Other	33,663	29,446	28,804	33,535	62,068	98,465	134,856	37.0	125,448

Total non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	7.0	1,037,443

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	34,473	—	93,255
Income tax expense (benefit)	3,440	19,660	14,483	23,747	16,320	(373)	9,923	—	61,330

Net income (loss)	3,030	1,938	13,291	13,666	18,038	(44,259)	24,550	—	31,925

Less: Net income (loss) attributable to noncontrolling interests	708	887	(98)	1,767	267	1,833	6,728	267.0	3,264

Net income (loss) attributable to NHI shareholders	2,322	1,051	13,389	11,899	17,771	(46,092)	17,822	—	28,661

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.72	3.30	4.93	(12.64)	4.87	—	7.90

Diluted-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.70	3.28	4.90	(12.65)	4.84	—	7.86

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011 (A)	December 31, 2011 (B)

Net revenue

Business segment information:
Retail	110,959	87,753	97,482	96,239	94,189	83,980	79,713	(5.1)	392,433
Asset Management	15,768	16,191	17,278	17,298	18,843	15,951	15,301	(4.1)	66,535
Wholesale	108,609	163,405	172,174	186,348	141,246	79,320	176,161	122.1	630,536

Subtotal	235,336	267,349	286,934	299,885	254,278	179,251	271,175	51.3	1,089,504
Other	35,081	13,246	7,218	2,545	77,365	124,699	136,224	9.2	58,090

Net revenue	270,417	280,595	294,152	302,430	331,643	303,950	407,399	34.0	1,147,594

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	(2,462)	—	(16,896)

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	404,937	34.3	1,130,698

Non-interest expenses

Business segment information:
Retail	73,216	64,975	74,482	78,572	72,176	73,250	69,614	(5.0)	291,245
Asset Management	11,771	12,022	11,702	11,018	11,397	11,238	11,058	(1.6)	46,513
Wholesale	149,755	155,764	161,389	156,911	156,102	152,415	138,322	(9.2)	623,819

Subtotal	234,742	232,761	247,573	246,501	239,675	236,903	218,994	(7.6)	961,577
Other	18,612	21,264	20,520	15,470	56,332	109,318	151,470	38.6	75,866

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	7.0	1,037,443

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	7.0	1,037,443

Income (loss) before income taxes

Business segment information:
Retail	37,743	22,778	23,000	17,667	22,013	10,730	10,099	(5.9)	101,188
Asset Management	3,997	4,169	5,576	6,280	7,446	4,713	4,243	(10.0)	20,022
Wholesale	(41,146)	7,641	10,785	29,437	(14,856)	(73,095)	37,839	—	6,717

Subtotal	594	34,588	39,361	53,384	14,603	(57,652)	52,181	—	127,927
Other*	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(15,246)	—	(17,776)

Income (loss) before income taxes	17,063	26,570	26,059	40,459	35,636	(42,271)	36,935	—	110,151

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	(2,462)	—	(16,896)

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	34,473	—	93,255

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2011
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011 (A)	December 31, 2011 (B)
Net gain (loss) related to economic hedging transactions	5,228	(6,019)	5,168	(2,087)	(1,505)	4,221	7,737	83.3	2,290
Realized gain (loss) on investments in equity securities held for operating purposes	250	(713)	391	291	681	(183)	(316)	—	219
Equity in earnings of affiliates	363	1,993	1,380	5,260	3,475	1,970	1,301	(34.0)	8,996
Corporate items	(2,486)	5,512	(15,668)	(20,685)	12,783	(8,442)	(28,852)	—	(33,327)
Others	13,114	(8,791)	(4,573)	4,296	5,599	17,815	4,884	(72.6)	4,046

Total	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(15,246)	—	(17,776)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

(3)	Changes in Tax Laws (UNAUDITED)

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the Great East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years from April 1, 2012 to March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the next three years and 36% thereafter.

Due to these revisions, income tax expenses increased by 5.5 billion yen and net income attributable to NHI shareholders decreased by 13.3 billion yen for the three months ended December 31, 2011.

(4)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc.

Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	December 31, 2011	March 31, 2011	Increase/(Decrease)
Assets
Current Assets	2,604,267	2,891,397	(287,130)
Fixed Assets	2,629,243	2,387,184	242,058

Total Assets	5,233,509	5,278,581	(45,072)

Liabilities
Current Liabilities	942,509	831,833	110,676
Long-term Liabilities	2,458,693	2,681,854	(223,161)

Total Liabilities	3,401,202	3,513,687	(112,485)

Net Assets
Shareholders’ equity	1,707,013	1,681,019	25,994
Valuation and translation adjustments	79,244	52,339	26,905
Subscription rights to shares	46,050	31,536	14,514

Total Net Assets	1,832,307	1,764,894	67,413

Total Liabilities and Net Assets	5,233,509	5,278,581	(45,072)

Nomura Holdings, Inc.

Unconsolidated Statements of Operations

(UNAUDITED)

	Millions of yen
	For the nine months ended		% Change (A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Operating revenue	205,301	157,176	30.6
Operating expenses	165,606	155,608	6.4

Operating income	39,695	1,568	—

Non-operating income	2,582	4,923	(47.6)
Non-operating expenses	3,126	1,936	61.4

Ordinary income	39,151	4,555	759.5

Special profits	13,252	982	—
Special losses	25,276	2,767	813.6

Income before income taxes	27,127	2,770	879.2

Income taxes - current	6,514	902	622.4
Income taxes - deferred	(1,015)	(3,261)	—

Net income	21,628	5,130	321.6

(5)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2012_3q.pdf